DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517
January 5, 2010
VIA EDGAR
Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:	Unilife Corporation Registration Statement on Form 10 Filed November 12, 2009 File No. 1-34540
Dear Mr. Mancuso:
On behalf of our client Unilife Corporation (the “Company”), the undersigned is transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 9, 2009 (the “Comment Letter”), with respect to the above-referenced filing.  In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 1 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”). In order to expedite your review, we have enclosed a courtesy package that includes four copies of the Amendment, which has been black-lined to show changes from the original filing.
The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter. Please note that page numbers in our responses are references to the page numbers in the Amendment. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Registration Statement or in the Amendment, as applicable.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

Presentation of Information, page 3
1.	Please tell us why you believe it is appropriate to present information in your registration statement about your company assuming the completion of a transaction that has not yet occurred.

Response: The redomiciliation of the Company from Australia to Delaware pursuant to a share scheme of arrangement and an option scheme of arrangement under Australian law (collectively, the “Schemes”) will be completed before the Registration Statement becomes effective. The Company will not submit a request to accelerate effectiveness of the Registration Statement until on or after the implementation date of the Schemes. The Company’s goal is to obtain a Nasdaq listing for its common stock as contemporaneously as practicable with the implementation of the Schemes and thus the Company and not Unilife Medical Solutions Limited will be the entity whose shares are registered. The Schemes are discussed in greater detail in response to the Staff’s Comment 18 below. In order to be able to achieve that goal, it was necessary to file the Registration Statement in advance of such implementation to allow time for Staff review and response by the Company to the Staff’s comments. The Company believes that there are a number of other similar scenarios in which a registration statement is filed that assumes completion of a transaction that has not yet occurred. For example, in a spinoff transaction, the company being spun off files its registration statement prior to the effectiveness of the transaction and while it is still a subsidiary of the parent.

2.	Please tell us the nature and timing of Form 8-K filings that you intend to make when the “redomiciling” transaction is complete.

Response: As outlined in the response to the Staff’s Comment 1 above, the implementation date of the Schemes will occur prior to the time that the Registration Statement becomes effective. The Company intends to amend the Registration Statement as soon as practicable after the implementation date and prior to effectiveness of the Registration Statement to reflect the fact that the Schemes will have been implemented. Thus, the Company does not believe that a Form 8-K filing will be necessary to reflect the completion of the redomiciliation because the Company will not become subject to the reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until after the Registration Statement becomes effective and the Schemes have been implemented.

3.	Please tell us the purpose of filing this registration statement before you completed the “redomiciling” transaction.

Response: See the response to the Staff’s Comment 1 above. The Company filed the Registration Statement with the SEC simultaneously with the lodgement of an information memorandum relating to the redomiciliation to be effected by the Schemes (the “Information Memorandum”) with the Australian Securities and Investments Commission (“ASIC”) to allow for concurrent reviews of the Registration Statement by the Staff and the Information Memorandum by ASIC and the Federal Court of Australia (the “Court”).

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

The Information Memorandum is the Australian equivalent of a merger proxy and also serves as a listing application for the CDIs of Unilife Corporation on the Australian Securities Exchange. ASIC completed its review of the Information Memorandum on November 27, 2009. Thereafter, on December 4, 2009, the Court approved the Information Memorandum and ordered the Scheme meetings. The Scheme meetings are scheduled to occur on January 8, 2010. The Court hearing to approve the Schemes is scheduled to occur on January 14, 2010 with implementation scheduled for January 27, 2010.
Market Opportunity, page 5
4.	Please provide us with copies of the sources of the third-party data that appears on page 5. Please mark the materials so that they are keyed to the disclosure. Also, tell us about any other relationship between you and the sources of the data used in your document.

Response: The Company is providing supplementally as Annex A to the hard copy of this letter marked copies of the sources of the third-party data that appears on page 5. An index has been included, listing the various data on page 5 and cross-referencing to the third-party sources that support such data. The Company advises the Staff that the third-party sources are independent from the Company and that none of the third-party data was prepared for use in this filing.
Manufacture medical devices under contract, page 8
5.	Please ensure that the description of your business throughout your document does not disproportionately present planned products relative to the business that has historically contributed material revenue. In this regard, please tell us why you describe in this section only one example of the devices manufactured under contract. What risks and liabilities have been created by this business? When do the contracts end? Also, it is unclear why you do not describe the business related to the terminated license mentioned on page 29 as well as the reasons for the termination.

Response: The Company advises the Staff that the Company currently has one customer, B. Braun Medical, Inc., in the contract manufacturing business, which, during its fiscal year ended June 30, 2009, contributed approximately 15.6% of its revenues. The Company is currently concentrating substantially all its commercial and operational efforts towards the commercialization of its own proprietary devices, namely the Unifill syringe and the Unitract 1mL syringe, and does not expect contract manufacturing to represent a significant portion of its business going forward. The Company has revised its disclosures to remove contract manufacturing from its business strategy discussion and has also added additional disclosure on pages 4 and 14 regarding this business.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

The Company further advises the Staff that the terminated license mentioned on page 29 was not related to the contract manufacturing business. Instead, the terminated agreement related to a proposed licensing arrangement with MedPro Safety Products LLC, which the Company subsequently determined not to be consist with its business strategies and elected to terminate. The Company repaid $2.3 million of the $3.0 million that it had originally received in 2008 from MedPro as a final settlement with MedPro. The Company has revised the disclosure on page 29 to address the termination of the MedPro agreement.
6.	Please provide us your analysis supporting your conclusion regarding whether the contract mentioned in this section must be filed per regulation S-K Item 601(b)(10).
Response: The Company advises the Staff that the Company entered into a supply agreement with B. Braun Medical, Inc. on September 15, 2003 and amendments thereto on January 20, 2005 and March 2, 2009, respectively (collectively, the “B. Braun Contract”), which is the sole contractual arrangement of the Company involved in the contract manufacturing business. The B.Braun Contract was filed as Exhibit 10.5 to the original filing of the Registration Statement and, in response to the Staff’s Comment 49 below, has been re-filed with the Amendment together with all the exhibits thereto that were omitted from the original filing.
Our Products, page 8
7.	Please clarify how the Unilife and Unitract products differ.

Response: We have revised the disclosures on page 8 of the Registration Statement in response to the Staff’s comment.
Strategic Partnership with sanofi-aventis, page 9
8.	With a view toward clarified disclosure, please tell us what, hurdles remain, until “industrialization” is complete.
Response: The Company has revised the disclosure on page 9 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

9.	Please tell us with specificity the provision of the agreement in which sanofi-aventis will retain full exclusivity across all therapeutic classes only until June 30, 2012. We note the penultimate sentence of the penultimate paragraph on page 9.
Response: The Company advises the Staff that Article 2 of the First Amendment to the Exclusivity Agreement, in Section 2.3, provides that “[s]hould the parties be unable to agree upon a final list of therapeutic classes within the timeline defined hereinabove, an exclusive licence of the UNILIFE Intellectual Property shall be granted to SWIND for all therapeutic areas ..., for a limited period of three years from the Execution Date of the First Amendment (“Default Licence”)”. The first amendment was executed on June 29, 2009 and therefore sanofi-aventis’ exclusivity across all therapeutic areas expires on June 29, 2012. The Company has revised the disclosure on page 9 accordingly.
10.	Please tell us why this section does not describe section 7.4 of exhibit 10.1.
Response: The Company advises the Staff that the Company will not be obligated to repay the industrialization costs under Section 7.4 of the Exclusive Agreement, since the parties signed the Industrialization Agreement within 12 months from the date of the Exclusive Agreement and therefore the termination condition under Section 7.2.3 was not met.
Manufacturing, page 10
11.	We note the disclosure in the last paragraph of this section about specialized sources. Please disclose the extent to which your products incorporate components purchased from single sources of supply. Also, disclose the availability of the products and components. In addition, clarify whether you have written agreements with any of the suppliers, and, if applicable, disclose the material terms of the agreements. File as exhibits material contracts as required by Regulation S-K Item 601(b)(10).
Response: The Company advises the Staff that, due to an initial requirement for only limited production volumes of components which comprise the Unifill syringe, the Company currently receives the majority, or in some cases all, of its components such as rubber seals and glass barrel from a single source supplier. As commercial-scale production of the Unifill syringe commences, the Company intends to appoint, as a minimum, a dual source supply system for all components and related services. The Company has revised the disclosures on page 10 accordingly. The Company does not believe that the written agreements with its suppliers (other than the agreement entered into with Mikron as described in the response to the Staff’s Comment 15 below) are material within the meaning of Regulation S-K Item 601(b)(10).
Intellectual Property, page 11
12.	Please disclose the effect of granted patents.
Response: The Company has revised the disclosures on page 12 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

Government Regulation, page 12
13.	Please tell us, with a view to disclosure, why you do not disclose the material Australian government regulations applicable to your business.
Response: The Company has revised the disclosure on page 12 to include discussions of applicable Australian regulations.
14.	Please provide a more complete explanation of the Food and Drug Administration’s regulation of your intended business to describe fully the potential scope of the FDA’s statutory and regulatory requirements for approval of devices. You should describe possible requirements to submit a pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

Include in your disclosure a description of the following regulatory issues:
•	device classification information;

•	pre-market approval application requirements and conditions of approval;

•	the status of your products within the process;

•	the date and nature of approvals received;

•	registration and labeling requirements;

•	advertising and promotion; and

•	post-market reporting and record-keeping requirements, including medical device reporting and reports of corrections or removals.
Also, clarify what you mean by “ANDA and NDA applications,” including an explanation of the nature and duration of that application process.
Response: The Company has the revised the disclosure on page 12 in response to the Staff’s comment and has deleted the references to ANDA and NDA applications.
Corporate History, page 14
15.	Please briefly describe the business of Integrated BioSciences at the time of the acquisition in January 2007.
Response: The Company has revised the disclosures on page 14 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

We have outsourced the development of automated assembly systems, page 17
16.	Please tell us which exhibit represents the agreement mentioned in this risk factor.

Response: The Company advises the Staff that the agreement entered into between the Company and Mikron Assembly Technology on November 12, 2009 represents the agreement mentioned in this risk factor and has been filed with the Amendment as Exhibit 10.20 with certain confidential information redacted pursuant to a confidential treatment request made in accordance with Rule 24b-2 under the Exchange Act.
If there are substantial sales of our shares of common stock, page 22
17.	Please provide us your analysis of applicable authority for your statements regarding when your securities may be resold.

Response: The Company advises the Staff that, upon the implementation of the schemes of arrangement, the Company will issue shares of common stock to UMSL shareholders in exchange for their ordinary shares in UMSL pursuant to the share scheme of arrangement. As explained in detail in the response to the Staff’s Comment 18 below, we are of the view that the Company’s issuance of its shares of common stock pursuant to the share scheme will be exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”). In SLB No. 3A (as defined in the response to the Staff’s Comment 18 below), the Staff states that “securities received in a Rule 145(a) transaction not involving a shell company that was exempt under Section 3(a)(10) may generally be resold without regard to Rule 144 if the sellers are not affiliates of the issuer of the Section 3(a)(10) securities and have not been affiliates within 90 days of the date of the Section 3(a)(10)-exempt transaction, as such securities would not constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. In the event that the securities are held by affiliates of the issuer, those holders may be able to resell the securities in accordance with the provisions of Rule 144.”
Management’s Discussion and Analysis of Financial Condition, page 23
Redomiciliation, page 24
18.	Please provide us your analysis supporting your conclusion that the transaction will be exempt from registration under Section 3(a)(10) of the Securities Act.

Response: Section 3(a)(10) of the Securities Act provides an exemption from the registration requirements of the Securities Act for, in relevant part, “... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court ... expressly authorized by law to grant such approval.”

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

In Staff Legal Bulletin No. 3A (June 18, 2008) (“SLB No. 3A”), the Staff identified the following conditions that must be met before reliance may be made upon the exemption provided in Section 3(a)(10) of the Securities Act: (1) the securities must be issued in exchange for securities, claims, or property interests; they cannot be offered for cash; (2) a court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange; (3) the reviewing court or authorized governmental entity must (a) find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued, and (b) be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction; (4) the court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction; (5) a governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing; (6) the fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange; (7) adequate notice must be given to all those persons; and (8) there cannot be any improper impediments to the appearance by those persons at the hearing.
The redomiciliation transaction will be conducted by way of Schemes. The issuance of the common stock and stock options of the Company under the Schemes would satisfy the conditions set forth in SLB No. 3A, as explained in the following paragraphs:
1. The Exchange. Under the Schemes, each holder of the ordinary shares of Unilife Medical Solutions Limited (“UMSL”) or share options issued under the UMSL Employee Share Option Plan will exchange its ordinary shares or share options (and no other consideration) for the common stock or stock options offered by the Company, respectively, and will not be offered any cash except that, in order to reduce the transaction costs associated with compliance with the potential securities law restrictions in every country, ineligible overseas shareholders of UMSL (being those shareholders whose address is in a place outside Australia and its external territories, New Zealand, the United States, Hong Kong, United Kingdom, Ireland, France, Croatia and Malta or such other country agreed to by UMSL or the Company) will receive the cash proceeds from the sale of the Chess Depositary Interests (“CDIs”, each representing one-sixth of a share of the Company’s common stock) allotted to a nominee in respect of such ineligible overseas shareholder. Accordingly, the exchange satisfies the view of the Staff set forth in Footnote 6 to SLB No. 3A that UMSL security holders must exchange predominantly securities for the consideration being offered by the Company. Furthermore, the Staff in the past has not recommended enforcement action to the Commission in business combination transactions effected pursuant to Section 3(a)(10) where the consideration offered by the acquiror consisted of cash and securities, but cash constituted a majority of such consideration. See, e.g., BTR plc (available September 5, 1995), SC Acquisition Corp. (available July 12, 1996) and Constellation Brands, Inc. (available January 29, 2003).

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

2. Court Approval. The Staff stated in Section 4.B.4 of SLB No. 3A that the term “any court” in Section 3(a)(10) includes a foreign court. The Federal Court of Australia (the “Court”), which will conduct a hearing on the fairness of the terms and conditions of the exchange, is a foreign court. Therefore, the fact that the judicial proceeding with respect to the Schemes will occur in an Australia court should not affect the availability of the Section 3(a)(10) exemption, and the Staff has previously so indicated. See ForBio Inc. (available September 23, 1998) and Constellation Brands, Inc., supra.
3. Determination of Fairness and Advice of Section 3(a)(10) Reliance. The Company has been advised by DLA Phillips Fox, its Australian counsel, that, under Section 411 of the Corporations Act 2001 (Cth) of Australia (the “Corporations Act”), the Schemes cannot take effect unless they have been approved by the requisite majorities of shareholders and optionholders and have been approved by an order of the Court. In considering whether to approve the Schemes, the Court has an obligation to consider the fairness of the Schemes, both procedurally and substantively, with regard to the interests of all holders even if all of the other statutory requirements have been met. The Company has been further advised by its Australian counsel that, in determining whether to exercise its discretion and approve the Schemes, the Court “must be satisfied that the proposal was at least so far fair and reasonable, as that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it.” See Re Dorman, Long and Company Limited (1934) Ch. 635, Maugham J., at page 657. In prior no-action letters, the Staff has indicated that this criteria (or equivalent fairness criteria) satisfies the Section 3(a)(10) requirement that a court approve the terms and conditions of the issuance and exchange, after a hearing upon the fairness of such terms and conditions. See, e.g., Weatherford International Ltd. (available January 14, 2009), SanDisk Corporation (available September 21, 2006), Constellation Brands, Inc., supra, John Wood Group PLC (available March 1, 2002), Galen Holdings PLC (available August 7, 2000), The Development Bank of Singapore Ltd. (available August 12, 1999), ADC Telecommunications, Inc. (available July 30, 1999), Lason Inc. (available June 7, 1999), and Omnicom Group Inc. (available January 28, 1999).
The Company has also been advised by its Australian counsel that, pursuant to Section 411 of the Corporations Act, each of the Schemes derives its force from the Court’s sanction and not only from the approval of such Scheme at the meeting of the holders of UMSL ordinary shares or share options, as applicable, to consider and vote on such Scheme (collectively, the “Scheme Meetings”) . Therefore, the Court will take particular care to scrutinize the Schemes before approving them. The Court is not bound to approve the Schemes simply because it has previously made an order for the convening of the Scheme meetings and the Schemes have been passed by the prescribed majorities at the Scheme meetings.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

UMSL advised the Court at the First Court Hearing (as defined below) on December 4, 2009 that, if the Court approves each Scheme, its sanctioning of each such Scheme will constitute the basis for the issuance of the common stock or stock options, as applicable, under the respective Scheme, without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).
4. Court Hearings. Each of the Schemes involves two Court hearings, one to convene a Scheme Meeting with respect to such Scheme (the “First Court Hearing”) which occurred on December 4, 2009, and the other to approve such Schemes (the “Second Court Hearing” and, together with the First Court Hearing, the “Court Hearings”). At the Second Court Hearing with respect to each Scheme, any and all holders of UMSL ordinary shares or share options, as applicable, may appear and be heard. The Court Hearings will be held before the Court approves the fairness of the terms and conditions of each Scheme.
5. Authorization of Governmental Entity. Section 411 of the Corporations Act authorizes the Court to hold a hearing on each Scheme and to approve the fairness of the terms and conditions of each Scheme to the holders of the UMSL ordinary shares or share options, as applicable.
6. Open Hearing. The Court Hearings will be open to attendance by any and all holders of UMSL ordinary shares or share options, as applicable.
7. Notice. The Company has been advised by its Australian counsel that on December 4, 2009, the Court ordered that an advertisement regarding the Second Court Hearing (pursuant to which approval of the Court is sought in relation to a Scheme) be placed in a newspaper of national circulation. Notice of the Second Court Hearing will also be published in the Commonwealth Gazette of the Australian government. The advertisements will indicate that the relevant holders may appear at the hearing and may support or oppose the relevant Scheme. A description of the procedure for objecting to a Scheme has been included in the information memorandum mailed to the holders of UMSL ordinary shares and share options. In addition, the information memorandum, which contains a timetable of the transaction including the expected date of the Second Court Hearing with respect to each Scheme, has been mailed to holders of UMSL ordinary shares and share options. In the event that the actual date of the Second Court Hearings differs from the expected date contained in the information memorandum, UMSL will be required to announce through the ASX notice of the actual date of the Second Court Hearings promptly after such actual date has been determined, and the information memorandum has advised holders of UMSL ordinary shares and share options of this possibility and the fact that such announcement is required to be made.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

8. No Improper Impediments. The Company has been advised by its Australian counsel that there will be no improper impediments to appearance at either the First Court Hearing or Second Court Hearing by any holder of UMSL ordinary shares or share options. The Court Hearings will be open to everyone who is proposed to be issued securities in the exchange and adequate notice will be given to all those persons. Notice is required to be given by anyone wanting to object to the approval of the Schemes no later than one day prior to the Second Court Hearing, consisting of a notice of appearance together with an affidavit setting out the grounds of objection. If a holder of UMSL ordinary shares or share options does not object within this prescribed timeframe, such holder may not have a right to appear at the Second Court Hearing, although the Court in its discretion could, and likely would, permit such a holder to state objections to the Court if the holder made a personal appearance at the Second Court Hearing.
Based upon the foregoing, we are of the view that the issuance of the Company’s common stock and stock options under the Schemes will satisfy the conditions set forth in SLB No. 3A and will be exempt from registration under Section 3(a)(10) of the Securities Act.
Recent Equity Financing, page 24
19.	Please clarify when the private placement will close.

Response: The Company has revised the disclosures on page 24 in response to the Staff’s comment.

20.	Please clarify how you determined which shareholders are eligible to participate in the share purchase plan. Also disclose the terms and material provisions of the plan.
Response: The Company advises the Staff that, in conjunction with the private placement, all Unilife Medical Solutions Limited shareholders resident in Australia and New Zealand were eligible to participate in the share purchase plan, which, like a rights offering in the United States, is a way to raise capital by allowing an issuer’s existing shareholders to purchase shares from the issuer. The Company has revised the disclosure on page 24 and filed the share purchase plan terms and conditions as Exhibit 10.29 to the Amendment.
21.	Please tell us which exhibits to your registration statement govern the agreements mentioned in this section.
Response: The Company has filed with the Amendment the following exhibits related to the private placement and the share purchase plan: (1) Exhibit 10.27, Form of Share Purchase Agreement (including exhibits thereto) between the Company and each of the US investors in the private placement; (2) Exhibit 10.28, Form of Subscription Agreement (including exhibits thereto) between the Company and each of the Australian investors in the private placement; (3) Exhibit 10.29, the 2009 share purchase plan terms and conditions.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

Critical Accounting Policies, page 25
Pennsylvania Economic Development Assistance, page 25
22.	Please file as exhibits any written agreements between you and the Commonwealth of Pennsylvania concerning the offer of assistance.
Response: The Company has filed with the Amendment as Exhibit 10.22 the written offer and acceptance related to the assistance from the Commonwealth of Pennsylvania, which is the only written agreement concerning the offer of assistance.
23.	Please replace the vague term “certain”‘ with specific disclosure regarding the material terms of the agreement. Include when the government is obligated to provide you the funds and the circumstances under which the offer can be cancelled or the funds must be returned.
Response: The Company has revised the disclosures on page 25 in response to the Staff’s comment.
Goodwill, page 25
24.	We note your disclosures here are the same as the disclosures regarding goodwill in Note 2 to your financial statements. We further note that goodwill comprises a substantial portion of your assets as of June 30, 2009. In light of the significant amount of goodwill reported on your consolidated balance sheet, please revise the discussion here to address the following:
•	Clearly disclose the number of reporting units you have identified for purposes of your annual goodwill impairment testing.
•	Discuss in greater detail the methodologies you utilize to determine the fair value of the reporting units and quantify and discuss any significant assumptions utilized in your evaluation.
•	Here and in the notes to the consolidated financial statements, disclose in greater detail your policy for testing goodwill for impairment, including a more detailed description of the two-step impairment testing process outlined in FASB Accounting Standards Codification 350-20-35.
Response: The Company has revised the disclosures on page 25 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

Fiscal Year 2008 Compared to Fiscal Year 2007, page 27
25.	Please expand the references on page 27 to the acquisition in January 2007 to clarify the specific reasons for the increased revenues and expenses. For example, what products did you begin to sell as a result of the acquisition?
Response: The Company has revised the disclosures on page 27 in response to the Staff’s comment.
Introduction, page 34
26.	Please disclose how you define your “industry group.” Also identify the companies that participate in the survey.
Response: The Company advises the Staff that it has further reviewed its executive compensation practices and substantially revised the Compensation Discussion and Analysis on pages 34 through 43. Among other changes, the Company has deleted the references to the “industry group” and the “Radford Survey”. As revised, the Compensation Discussion and Analysis discloses that the current compensation packages for its named executive officers were not determined with regard to the Radford Survey or any other particular benchmarking. The Company has, however, retained a compensation consulting firm, Strategic Apex Group, LLC to assist its compensation committee in developing an appropriate comparator group for benchmarking following the redomiciliation transaction. The Company expects that this comparator group will consist of companies in the health care industry as well as companies in the mid-Atlantic region of the United States.
Base Salary, page 36
27.	Please disclose to the extent to which salaries paid varied from those disclosed 50th percentile target. Discuss the reasons for the differences.
Response: The Company has revised the disclosures on page 36 in response to the Staff’s comment in regard to how salaries were determined historically. The Company advises the Staff that the salaries that are currently being paid were not determined with regard to the Radford survey.
28.	Here and in other appropriate sections of your Compensation Discussion and Analysis, disclose the reasons for the changes between the compensation reported in your Summary Compensation table and the compensation mentioned in the agreements beginning on page 39.
Response: The Company has revised the disclosure in the Summary Compensation Table and the “Employment Offer Letters, Employment Agreements and Consultancy Agreements” section on pages 43 through 48.
Annual Cash Incentive Compensation, page 36
29.	Please specify how you define the term “successful” as you use it several times in the second paragraph of this section. Also describe when these definitions were established relative to the period during which the executive earned the bonus.
Response: The Company has revised the disclosures on pages 36.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

30.	Please describe how the specific dollar amounts of the incentive compensation were determined. Discuss reasons for the differing amounts among the named executive officers.
Response: The Company has revised the disclosures on pages 36.
31.	Please reconcile your statements in the third paragraph that the compensation committee will make future bonus decisions with your disclosure on pages 40-42 indicating that the bonuses will be paid at the discretion of the CEO.
Response: The Company has revised the disclosures on page 37 in response to the Staff’s comment.
32.	Please expand your description of your Incentive Bonus Plan to permit investors to understand how you calculated the related amounts in the table on page 47. Also, please file the plan as an exhibit to the registration statement.
Response: The Company advises the Staff that the Company does not have a formal Incentive Bonus Plan. The Company has deleted the reference to the initial capitalized term “Incentive Bonus Plan.” The employment agreements with each of the named executive officers provide for a maximum percentage of the executive’s base salary or a stated amount as bonus. The Company has revised the disclosures accordingly.
Long-Term Incentive Compensation, page 37
33.	Please discuss how the amount of each award reported in your compensation tables was determined. Include the specific factors that determined the different size of the awards paid to the named executive officers.
Response: The Company has revised the disclosures on page 37 in response to the Staff’s comment.
Savings Plans, page 38
34.	Please tell us how the summary compensation table reflects the 9% pension contribution mentioned in the first paragraph of this section. Also describe the “superannuation” program.
Response: The Company has revised the summary compensation table disclosures on pages 43 and 44 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

Compensation Committee Interlocks and Insider Participation, page 46
35.	Please clearly and directly address under this caption the items required to be addressed by Regulation S-K Item 407(e)(4).
Response: The Company has revised the disclosures on page 43 in response to the Staff’s comment.
Summary Compensation Table, page 46
36.	Please show us how the salary of Mr. Carter mentioned in the summary compensation table adjusted as indicated by footnote 6 reflects his salary mentioned on page 6 in exhibit 10.9.
Response: The Company advises the Staff that the salary amount of Mr. Carter as reported in the summary compensation table includes the amount earned under his employment agreement from July 2008 through January 2009 and the amount earned under his consulting agreement from February 2009 through June 2009.
37.	Please tell us how the bonus of Mr. Carter mentioned in the summary compensation table adjusted as indicated by footnote 6 reflects his bonus mentioned on page 6 of exhibit 10.9.
Response: The Company advises the Staff that the bonus amount of Mr. Carter as reported in the summary compensation table reflects the discretionary bonus Mr. Carter received. The bonus amount set forth in his employment agreement has been reported in the non-equity incentive plan compensation column of the summary compensation table.
38.	We note your statement that the disclosure “includes” the item identified in footnote (13). Please tell us the nature of the balance of the “other compensation” and the authority on which you rely to exclude from your disclosure a description of that compensation.
Response: The Company has revised the disclosure on page 44 to describe the nature of the balance of the other compensation.
Director Compensation, page 53
39. Please provide the disclosure required by Item 402(k)(3) of Regulation S-K.
Response: The Company has revised the disclosures on page 54 in response to the Staff’s comment.
Certain Relationships and Related Transactions, page 54
40.	Please expand this section to disclose the consulting agreement with Mr. Carter.
Response: The Company has revised the disclosures on page 55 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

Market Information, page 54
41.	Please tell us how the second paragraph after the table reflects the transfer restrictions mentioned in footnote (3) on page 32. File any related agreement as an exhibit to the registration statement.
Response: The Company has revised the disclosures on page 56 to reflect the transfer restrictions mentioned in footnote (3) on page 32. These transfer restrictions are contained in the employment agreement with Mr. Alan Shortall, which has been filed with the Registration Statement as Exhibit 10.8.
Recent Sales of Unregistered Securities, page 55
42.	Please expand this section to provide the disclosure required by Item 701 of Regulation S-K as to all sales of Unilife Medical Solutions Limited securities within the last three years that were not registered under the Securities Act.
Response: The Company has revised the disclosures on pages 57 and 58 in response to the Staff’s comment.
43.	Please tell us why the options mentioned in the last paragraph of this section will be issued in the “redomiciliation” in a manner that differs from the options mentioned in the penultimate paragraph of this section.
Response: The Company advises the Staff that it will issue the options to purchase its shares of common stock mentioned in the last paragraph of this section in exchange for those options to purchase ordinary shares of UMSL that were issued by UMSL to certain consultants and advisors outside its employee share option plan. Pursuant to Australian law, these share options will be exchanged outside the option scheme of arrangement. As a result, the issuance of the stock options in exchange for these share options will not be exempt under Section 3(a)(10) of the Securities Act but will be exempt under Section 4(2) of the Securities Act and Regulation D, Regulation S and/or Rule 701 thereunder. The Company has, however, deleted the last three paragraphs of this section, since the securities described therein have not been issued yet. The Company will update the disclosures when the securities are issued in connection with the completion of the redomiciliation transaction.
Description of Registrant’s Securities to be Registered, page 56
44.	Your disclosure may not be qualified by reference to state law. Please revise accordingly.
Response: The Company has revised the disclosures on page 59 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

Anti-Takeover Effects of Certain Provisions of Delaware Law, page 57
45. Please tell us why this section does not describe section 7.2 of your bylaws.
Response: The Company has revised the disclosures on page 60 in response to the Staff’s comment.
Financial Statements and Exhibits, page 58
46.	We note your reference to an application for confidential treatment. We will issue any comments on your application separately.
Response: The Company acknowledges the Staff’s comment.
47.	We note the first footnote to the exhibit index. Please file the list required by the last sentence of Regulation S-K Item 601(b)(2).

Response: The Company has filed the list required by the last sentence of Regulation S-K Item 601(b)(2) with the Amendment.
48.	Please tell us why you believe that the document that you filed as exhibit 2.2 is properly filed under Regulation S-K Item 601(b)(2) rather than another subsection of Item 601. From your description of the agreement, is unclear whether this document represents the January 2007 transaction mentioned on page 14 and whether omission of schedules and similar attachments is appropriate.
Response: The Company advises the Staff that Exhibit 2.2 was the share purchase agreement entered into among UMSL and certain major shareholders of Integrated BioSciences, Inc. for the acquisition by UMSL of all of the equity interests of Integrated BioSciences, Inc., which acquisition was completed in January 2007. As a result, the Company believes that this agreement was properly filed as Exhibit 2.2 under Item 601(b)(2) rather than another subsection of Item 601 and that the omission of schedules and similar attachments thereto is permissible under Item 601(b)(2).

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

Exhibit 10.5
49.	Please file the complete exhibit. We note exhibits A through F are missing.
Response: The Company has filed the complete exhibit with the Amendment.
Financial Statements, page F-l
50.	Please amend the filing to update the financial statements and other related disclosures of the registrant in accordance with Rule 3-12 of Regulation S-X. This updating requirement also applies to information provided in Management’s Discussion and Analysis and elsewhere in the filing.
Response: The Company has updated the financial statements and other related disclosures in the Registration Statement, including the Management’s Discussion and Analysis.
51.	Please note that the FASB Accounting Standards Codification is effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, when yon update your financial statements, please also revise any references to accounting standards accordingly.
Response: The Company has revised the references to accounting standards in response to the Staff’s comment.
Consolidated Statements of Operations, page F-4
52.	We note the line item “Share-based compensation expense” presented on the face of this statements. Please revise the statements of operations to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F.
Response: The Company has revised the statements of operations on pages F-3 and F-15 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

Note 3, Equity and Share-based Compensation, page F-12
53.	We note the significant increase in share-based compensation recorded in fiscal year 2009 over fiscal year 2008. According to your accounting policy, the fair value of stock options is determined using the Black-Scholes option pricing model “with the exception of market-based performance grants, which are valued based on a Barrier pricing model.” Please tell us whether or not the increase is primarily attributable to the application of the latter model and if so, disclose the amount and identify the market-based performance grants.
Response: The increase in share based compensation expense was attributable to an increase in the number of stock options and common stock granted as compensation during fiscal 2009. During fiscal 2009 and 2008, a total of 3,850,000 and 1,208,333 options were granted to employees, directors and consultants, respectively. Total share-based compensation expense recorded related to stock options during fiscal 2009 and 2008 was $1.4 million and $0.8 million, respectively. Additionally, during fiscal 2009, 1,666,667 shares of common stock were issued to the CEO resulting in a charge to operations of approximately $1.5 million. The increase in share based compensation expense was not attributable to the use of the Barrier pricing model which was applied in valuing the options with market-based vesting criteria.
*     *     *
At your request, the Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
January 5, 2010

Please call the undersigned at (212)335-4517, or Alan Shortall, CEO of the Company, at (717) 938-9323, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,
/s/ Marjorie Sybul Adams
Marjorie Sybul Adams
cc:	Thomas A. Jones Division of Corporation Finance Securities and Exchange Commission Alan Shortall Unilife Corporation